Filed by Google Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: On2 Technologies, Inc.

Registration Statement No.: 333-161858

This filing relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of August 4, 2009, among On2 Technologies, Inc. (“On2”), Google Inc. (“Google”), and Oxide Inc., a wholly owned subsidiary of Google.

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On2 and Google Announce Exchange Ratio for On2 Merger

CLIFTON PARK, NY and MOUNTAIN VIEW, Calif. (December 16, 2009) – On2 Technologies, Inc. (NYSE Amex: ONT) and Google Inc. (NASDAQ: GOOG) jointly announced today that the exchange ratio, or the fraction of a share of Google Class A Common Stock to be issued for each share of On2 Common Stock in connection with Google’s proposed acquisition of On2, will be 0.0010. Any fractional share of Google Class A Common Stock (after aggregating all fractional shares of Google Class A Common Stock issuable to an On2 stockholder) resulting from the exchange of On2 Common Stock for Google Class A Common Stock will be paid out in a cash amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the trading price, as defined below. The exchange ratio was determined by dividing $0.60 per share by the trading price, which is defined in the merger agreement as the volume weighted average trading price of a share of Google Class A Common Stock based on the sales price of every share of Google Class A Common Stock traded during the 20 trading-day period ending on and including the second trading day prior to the date of the special meeting of On2’s stockholders to consider and vote on the proposed merger. The special meeting of On2’s stockholders is scheduled for Friday, December 18, 2009 at 4:00 p.m. EST.

About On2 Technologies, Inc.

On2 (NYSE Amex: ONT) creates advanced video compression technologies that power the video in today’s leading desktop and mobile applications and devices. On2 customers include Adobe, Skype, Nokia, Infineon, Sun Microsystems, Mediatek, Sony, Brightcove, and Move Networks. On2 Technologies is headquartered in Clifton Park, NY USA. For more information, visit www.on2.com or www.on2.cn.

About Google Inc.

Google’s innovative search technologies connect millions of people around the world with information every day. Founded in 1998 by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top web property in all major global markets. Google’s targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe and Asia. For more information, visit www.google.com.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Google’s and On2’s ability to close the acquisition. These statements are based on the current expectations or beliefs of managements of Google Inc. and On2 Technologies, Inc., and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to (1) changes in economic, business, competitive, technological and/or regulatory factors, (2) failure to receive the required stockholder approval for the acquisition, (3) failure to compete successfully in this highly competitive and rapidly changing marketplace, (4) failure to retain key employees, and (5) other factors affecting the operation of the respective businesses of Google and On2. More detailed information about these and other factors that may affect current expectations may be found in filings by Google or On2, as applicable, with the Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Google and On2 are under no obligation to, and expressly disclaim any such obligation to, update or alter their respective forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Google filed a Registration Statement with the SEC in connection with the proposed merger, which includes a Proxy Statement of On2 and also constitutes a Prospectus of Google. The definitive proxy statement/prospectus dated November 3, 2009 has been mailed to holders of On2 Common Stock identified as of October 20, 2009, which is the notice record date for the special meeting, and as of December 3, 2009, which is the voting record date for the special meeting. The Registration Statement and the proxy statement/prospectus contain important information about Google, On2, the proposed merger and related matters. Investors and security holders are urged to read the Registration Statement and the proxy statement/prospectus (including all amendments and supplements to it) carefully. Investors and security holders may also obtain free copies of the Registration Statement and the proxy statement/prospectus and other documents filed with the SEC by Google and On2 through the web site maintained by the SEC at www.sec.gov and by contacting Google Investor Relations at +1-650-253-7663 or On2 Investor Relations at +1-518-881-4299. In addition, investors and security holders can obtain free copies of the documents filed with the SEC on Google’s website at investor.google.com and on On2’s website at www.on2.com.

Contacts:

Investor Contact, Google:

Maria Shim

+1-650-253-7663

marias@google.com

Media Contact, Google:

Andrew Pederson

+1-650-450-3896

andrewpederson@google.com

Contact, On2:

Garo Toomajanian

+1-518-881-4299

invest@on2.com

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